Exhibit 3.2

Section 4.03.	Number and Term of Office.

(d) Chairman.-- The board of directors shall annually elect from among the members of the board a chairman of the board who ~~shall~~may, but shall not be required to, qualify as independent under the applicable listing standards of The Nasdaq Stock Market LLC or such other securities market on which the Company’s securities are listed.  Any vacancy in the position of the chairman shall be filled at such time and in such manner as the board of directors shall determine. The chairman of the board may also serve as the chief executive officer and/or as another officer of the Company.